June 27, 2006

Via U.S. Mail and Facsimile (713-683-6768)

John U. Clarke
President and Chairman of the Board
NATCO Group Inc.
2950 N. Loop West, 7th Floor
Houston, Texas 77092

	Re:	NATCO Group, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2005
		Filed March 15, 2006
		File No. 1-15603

Dear Mr. Clarke:

      We have limited our review of your Form 10-K for the fiscal year ended December 31, 2005 to disclosure relating to your contacts with a country that has been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. You disclose on page 16 of your Form 10-K that your U.K.-based operations and your Japanese and Canadian subsidiaries have sold and will continue to sell equipment and services to customers in certain countries that are subject to U.S. government trade sanctions, including Syria. Your Form 10-K does not include any further information regarding your contacts with Syria, a country identified as a state sponsor of terrorism by the State Department, and subject to economic sanctions and/or export controls administered by the Treasury Department`s Office of Foreign Assets Control and the Commerce Department`s Bureau of Industry and Security.
Please describe for us your past, current, and any anticipated operations in, and other contacts with, Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements.
Describe the technologies, products, equipment, and services you have sold or otherwise provided into Syria. Describe the extent to which your dealings have been with the government of Syria, or entities affiliated with or controlled by that government.
2. Please discuss the materiality of the operations or other contacts described in response to the foregoing comment, and whether those operations or contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies having business contacts with
Syria.
3. It appears from the disclosure in the first paragraph on page16 of the Form10-K that Syria is the only country currently identified by the State Department as a state sponsor of terrorism into which your foreign operations and subsidiaries sell equipment and services. Please advise us whether this is in fact the case. It is not clear from the paragraph whether you expect to make future sales of equipment and services to customers in Cuba, Iran, North Korea and Sudan, the other countries currently identified by the State Department as state sponsors of terrorism. Please advise us whether you expect to make sales into any of these countries. Please provide the same type of information regarding your past, current or anticipated contacts with any of these countries as is requested in paragraphs 1 and 2 above regarding your contacts with Syria.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Pamela Long
		Assistant Director
		Division of Corporation Finance

		Nilima Shah
		Accounting Branch Chief
		Division of Corporation Finance

John U. Clarke
NATCO Group Inc.
June 27, 2006
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